SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                         (Amendment No. 1)

                         ______________


                         BRC HOLDINGS, INC.
                    (Name of Subject Company)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on November 4, 1998 by Matador Capital Management Corporation ("MCMC") and Jeffrey A. Berg (the "Schedule 14D-9") in connection with a tender offer made by ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, to purchase 8,704,238 shares of common stock, par value $.01 per share, of BRC Holdings, Inc. ("BRCP") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Offer").

     The following information supplements the Schedule 14D-9.


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to an agreement dated as of November 13, 1998, MCMC retained Jefferies & Company, Inc. ("Jefferies") to act as exclusive financial advisor to MCMC in connection with its investment in BRCP, including, but not limited to, any actions which MCMC may take to (i) solicit indications of interest from potential purchasers of BRCP or any of BRCP's material assets, (ii) obtain financing for a bid to acquire BRCP by MCMC alone or with any other investors, or (iii) any other actions by MCMC to maximize the value of its investment in BRCP.

     Additionally, Jefferies may assist the filing persons in communicating to shareholders a recommendation not to tender in the Offer.

     In consideration for its services, MCMC has paid Jefferies a retainer and has agreed to pay an additional success fee. MCMC has also agreed to reimburse Jefferies for its out-of-pocket expenses incurred in connection with its services and to indemnify Jefferies for certain liabilities.

     The filing persons have continued to have discussions with other shareholders of BRCP regarding various ways to maximize long-term shareholder value.




















                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By:
                                   Jeffrey A. Berg, President




                              Jeffrey A. Berg






Date:  November 16, 1998